EXHIBIT 99.2

PROMISSORY NOTE

$200,000

Dated as of July 8, 1998
New Albany, Ohio

      Landmark Land Company, Inc., promises to pay to the order of Gotham Partners L.P., the sum of $200,000 plus accrued interest at the rate of 18% per annum from and after the date of disbursement on this promissory note upon demand made after the final resolution of the lawsuit of Landmark Land Company, Inc. vs. United States, U.S. Court of Federal Claims Cause No. 95-502C (the “Lawsuit”), but no later than five years from the date hereof. This note is not convertible into stock of the maker.

      Gotham Partners, L.P. shall be under no obligation to make disbursements under this note unless the President of the maker so requests and Gotham Partners, L.P., in its discretion, agrees to do so. The proceeds of this note shall be used solely for the purposes of bringing the maker into and keeping it in compliance with all laws, rules and regulations, including those of the Securities and Exchange Commission, and to retain an appropriate transfer agent for the stock of the Corporation.

      The undersigned agrees, in case of default in the payment when demanded as set forth above, that it shall pay the entire remaining unpaid principal balance, together with the interest that shall have accrued thereon, plus reasonable attorney’s fees and costs should this note be placed in the hands of an attorney for collection. The maker waives protest, demand, presentment, notice of dishonor and notice of protest in case this note is not paid at maturity, and agrees that after maturity of this obligation, the time of making payment of the same may be extended without prejudice to the holder and without releasing the maker hereof.

LANDMARK LAND COMPANY, INC.

By:	/s/ GERALD G. BARTON

Gerald G. Barton
President and CEO

$200K Note